Protara Therapeutics, Inc.

1 Little West 12th Street

New York, New York 10014

(646) 844-0337

May 21, 2020

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re:	Protara Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-238273

Acceleration Request

Requested Date: Tuesday, May 26, 2020

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Protara Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-238273) (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Time on Tuesday, May 26, 2020, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan S. Sansom of Cooley LLP, at (617) 937-2335 or Karen Elizabeth Deschaine of Cooley LLP at (858) 550-6088.

Sincerely,

Protara Therapeutics, Inc.

By:	/s/ Blaine Davis

Blaine Davis

Chief Financial Officer